Filed Pursuant to Rule 433
Registration No. 333-140954
March 12, 2008
PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated March 12, 2008)

Issuer:	Georgia Power Company

Security:	Series 2008A Floating Rate Senior Notes due March 17, 2010

Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)

Principal Amount:	$250,000,000

Public Offering Price:	100%

Maturity:	March 17, 2010

Interest:

Floating Rate based on the three month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement) plus 0.55%, reset quarterly, and payable March 17, June 17, September 17 and December 17, commencing June 17, 2008

Format:	SEC Registered

Transaction Date:	March 12, 2008

Expected Settlement Date:	March 17, 2008 (T+3)

Joint Book-Running and Lead Managers:	J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Managers	Banc of America Securities LLC SunTrust Robinson Humphrey, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wachovia Capital Markets LLC toll free at 1-800-326-5897.